# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rani Therapeutics Holdings, Inc., CIK 0001856725
CUSIP: 753018100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2051 Ringwood Ave., San Jose, California (CA), 95131
Date of event which requires filing of this statement: 07/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-020071
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 1,891,623; shared voting power 0; sole dispositive power 1,891,623; shared dispositive power 0; aggregate amount beneficially owned 1,891,623 (4.3% of the class)
  Comment: All ownership percentages set forth in this Schedule 13G are calculated based upon an aggregate of 43,606,522 shares of Class A Common Stock outstanding.

## Item 1. Issuer
Name of issuer: Rani Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 2051 Ringwood Ave., San Jose, California 95131

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,891,623
Percent of class: 4.3%
Sole power to vote or to direct the vote: 1,891,623
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,891,623
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (07/23/2025)